Rule 12g3-2(b) File No. 82/5168

04 MAR -8 AM 7:21

orange

Siège social
6, place d'Alleray
75505 Paris Cedex 15
France
Téléphone :+33 1 44 44 32 36/39
Facsimile :+33 1 44 44 53 41

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

SUPPL

04010349

5 March 2004

Orange S.A
<u>Rule 12g3-2(b) File No. 82/5168</u>

Dear Sir or Madam:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Orange S.A. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please acknowledge receipt of this letter and its enclosures by signing the enclosed copy of this letter and returning it in the enclosed self-addressed stamped envelope.

PROCESSED
MAR 08 2004
THOMSON FINANCIAL

Very truly yours,

Anna Richardson

Anna Richardson
Secretariat Executive

Enclosures: Announcement dated 4 March 2004 "Orange S.A. announces that application has been made to the London Stock Exchange and the UK Listing Authority for the admission to the Official List of additional shares".

Declaration of any transactions made by the Orange SA directors regarding Orange SA securities for the half year ended 31 December 2003.

dlw 3/8

Orange SA ('the Company')

4 March 2004 - Orange SA announces that application has been made to the London Stock Exchange and UK Listing Authority for the admission to the Official List of 7,959,615 EUR 1.00 shares. These shares, which rank pari passu with the existing shares in issue, have been allotted in accordance with the Orange International Share Option Plan (7,897,206 shares) and the Orange Sharesave Plan (62,409 shares).

In addition, Orange SA has also applied to the London Stock Exchange and UK Listing Authority for the admission to the Official List of a block listing of 4,370,000 EUR 1.00 shares. These shares, which rank pari passu with the existing shares in issue, will be allotted from time to time in accordance with the Orange International Share Option Plan (4,100,000 shares) and the Orange Sharesave Plan (270,000 shares).

DECLARATION OF ANY TRANSACTIONS MADE BY THE ORANGE SA DIRECTORS REGARDING ORANGE SA SECURITIES FOR THE HALF YEAR ENDED 31 DECEMBER 2003

<table>
<tr><td rowspan="2"></td><td colspan="2">Half year GROSS FLOW</td><td colspan="4">OPEN POSITIONS
as of last day of half year</td></tr>
<tr><td>Bought</td><td>Sold</td><td colspan="2">Purchase positions</td><td colspan="2">Sale positions</td></tr>
<tr><td>Number of directors involved</td><td>4</td><td>7</td><td colspan="2">0</td><td colspan="2">0</td></tr>
<tr><td rowspan="3">Number of securities</td><td rowspan="3">104</td><td rowspan="3">278,409*</td><td>Call(s) purchased</td><td>0</td><td>Call(s) sold</td><td>0</td></tr>
<tr><td>Put(s) sold</td><td>0</td><td>Put(s) purchased</td><td>0</td></tr>
<tr><td>Forward purchases</td><td>0</td><td>Forward sales</td><td>0</td></tr>
<tr><td>Weighted average price</td><td>€7.99</td><td>All of the sales were carried out during the period of the France Telecom public offer for Orange shares, the terms of which were 11 France Telecom shares for 25 Orange shares, for the exchange offer, and €9.50 per share, for the tender offer followed by a compulsory purchase.</td><td colspan="2">-</td><td colspan="2">-</td></tr>
</table>

* this number includes the sale by Wilfried Verstraete (director) of 275,000 shares on 28 November 2003.

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